


14005361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
12/23/13

February 10, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-10-14

Patrick G. Quick
Foley & Lardner LLP
pgquick@foley.com

Re: Harley-Davidson, Inc.
Incoming letter dated December 23, 2013

Dear Mr. Quick:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to Harley-Davidson by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

February 10, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Harley-Davidson, Inc.
Incoming letter dated December 23, 2013

The proposal relates to majority voting.

We are unable to concur in your view that Harley-Davidson may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Harley-Davidson may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FOLEY
FOLEY & LARDNER LLP

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EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
102240-0103

December 23, 2013

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Harley-Davidson, Inc. Notice of Intention to Omit Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund*
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Harley-Davidson, Inc., a Wisconsin corporation (the "Company"), to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a proposal and statement in support thereof (together, the "Shareholder Proposal") that the Company received on November 14, 2013 from Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponent"), which was accompanied by a cover letter dated November 8, 2013 (the "Cover Letter"). Subsequent to the Company's receipt of the Shareholder Proposal, on November 19, 2013, the Company received a letter, dated November 13, 2013 (the "Amalgamated Letter"), from Amalgamated Bank of Chicago ("Amalgamated") stating that Amalgamated serves as the corporate co-trustee and custodian for the Fund and that it is a record holder of 2,804 shares of the Company's common stock held for the benefit of the Proponent. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits the Shareholder Proposal from its 2014 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to Mr. Ed Durkin on behalf of the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, then a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Shareholder Proposal

The Shareholder Proposal asks the Company's shareholders to approve the following resolution:

> Resolved: That the shareholders of Harley-Davison Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Copies of the Shareholder Proposal and accompanying Cover Letter and the Amalgamated Letter are attached hereto as Exhibit A.

Basis For Exclusion

As discussed more fully below, we believe the Company may properly exclude the Shareholder Proposal from the 2014 Proxy Materials pursuant to Rule 14a-8 because the Proponent failed to establish the requisite eligibility to submit the Shareholder Proposal and, therefore, the Company may exclude the Shareholder Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

Analysis

The Company may exclude the Shareholder Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Shareholder Proposal.

The Company may exclude the Shareholder Proposal under Rule 14a-8(f)(1) because the Proponent failed to establish the Proponent's eligibility to submit the Shareholder Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that, when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See Staff Legal Bulletin No. 14*, Section C.1.c (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

The events relating to the basis for exclusion are as follows:

- The Company received the Shareholder Proposal on November 14, 2013. The Cover Letter directed that all future communications regarding the Shareholder Proposal be directed to Mr. Ed Durkin on behalf of the Proponent.
- On November 19, 2013, the Company received the Amalgamated Letter from Amalgamated stating that it "serves as corporate co-trustee and custodian for" the Proponent, and that it "is the record holder for 2,804 shares of [the Company's] common stock held for the benefit of" the Proponent. The Amalgamated Letter did not identify Amalgamated as a Depository Trust Company ("DTC") participant or an affiliate of a DTC participant, and it does not state that the securities that would enable the Proponent to satisfy the eligibility requirements are on deposit with DTC. Indeed, the statement that Amalgamated "is the record holder for 2,804 shares" indicates that the securities that would enable the Proponent to satisfy the eligibility requirements were *not* on deposit with DTC and instead were shares for which Amalgamated was the registered holder.

- The Company, with the assistance of its transfer agent, reviewed its stock records, and those records do not list either the Proponent or Amalgamated as a registered holder of any shares of the Company's common stock.
- The Company advised the Proponent in a notice of deficiency dated November 26, 2013 (the "Deficiency Notice"), which the Company delivered within 14 calendar days of the Company's receipt of the Shareholder Proposal, that neither the Proponent nor Amalgamated was listed as a registered holder of shares of the Company's common stock in the Company's records. The Deficiency Notice also advised the Proponent of the requirements of Rule 14a-8 relating to proof of ownership, referring to Staff guidance that allows a DTC participant or an affiliate of a DTC participant to confirm the Proponent's beneficial ownership, and stated in detail the deficiencies in the Amalgamated Letter in demonstrating proof of ownership under Rule 14a-8(b). The Deficiency Notice further advised that a response by the Proponent to the Deficiency Notice was required to be postmarked, or transmitted electronically, to the Company no later than 14 days after the Proponent's receipt of the Deficiency Notice. The Deficiency Notice was sent to Mr. Durkin via email, fax and Federal Express to the email address, fax number and physical address, respectively, listed in the Cover Letter. In addition, a copy of the Deficiency Notice was delivered via Federal Express to Mr. Douglas J. McCarron at his return address listed in the Cover Letter. Copies of the email, including the Deficiency Notice, the fax and the Federal Express delivery notices are attached to this request as Exhibit B.
- The Company did not receive a response to the Deficiency Notice from the Proponent within the 14 day period required by Rule 14a-8(f). In fact, the Company has received no response from the Proponent to date.

The Proponent, having received a timely and adequate notice of deficiency from the Company, did not submit sufficient verification of its ownership of the Company's securities and thus has failed to comply with Rule 14a-8(b). Consequently, the Company may exclude the Shareholder Proposal pursuant to Rule 14a-8(f)(1).

In the Cover Letter, the Proponent states that the Proponent has sufficient share ownership to satisfy the requirements of Rule 14a-8(b) and acknowledges that the Proponent is merely a beneficial owner of sufficient shares. Indeed, neither the Company's records nor its transfer agent's records indicate that the Proponent is a registered holder of the Company's securities. Under Rule 14a-8(b)(2), if the Proponent is not the registered holder of its securities, then the Proponent must prove its eligibility to submit a proposal by submitting to the Company a written statement from the "record" holder of the Proponent's securities verifying that, at the time the Proponent submitted the Shareholder Proposal, the Proponent continuously held the requisite amount of Company stock since at least November 14, 2012 (the date that is one year prior to the date the Proponent submitted the Shareholder Proposal). The Cover Letter states: "The record holder of the stock will provide the appropriate verification of the [Proponent's] beneficial ownership by separate letter." The Amalgamated Letter indicates that the Proponent has sufficient share ownership to satisfy the requirements of Rule 14a-8(b) on the basis of the fact that Amalgamated "is the record holder for 2,804 shares" of the Company's common stock. However, contrary to the statement in the Amalgamated Letter, neither the Company's records nor its transfer agent's records indicate that Amalgamated is a registered holder of the Company's securities. Accordingly, it is the Company's view that the Amalgamated Letter does not prove the Proponent's eligibility to submit a proposal.

Staff guidance under Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F") permits the Proponent to prove its beneficial ownership through confirmation by a DTC participant or an affiliate of a DTC participant of the Proponent's beneficial ownership on the basis of securities that are deposited with DTC, and the Company referred to this guidance in the Deficiency Notice. Amalgamated was a DTC participant at the time it submitted its letter claiming to be the record holder of shares of the Company's common stock. However, the Amalgamated Letter does not reference securities deposited with DTC as the basis for confirming the Proponent's beneficial ownership in accordance with SLB 14F. Instead, the Amalgamated Letter references only Amalgamated's record ownership of the Company's common stock, claiming that Amalgamated "is the record holder for 2,804 shares." As discussed above, this claim of record ownership is not supported by the Company's records or those of its transfer agent. Accordingly, the Proponent did not provide confirmation of its beneficial ownership in reliance on a DTC participant's ownership of securities deposited with DTC pursuant to SLB 14F.

We acknowledge that the Staff in some instances in the past has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the 14 days provided in Rule 14a-8(f)(1). However, the Staff has only done this where the issuer's response contained inadequate information as to how the shareholder could remedy the procedural deficiencies. *See, e.g., Sysco Corp.* (Aug. 10, 2001). In this case, an extension of the response period is not warranted because the Deficiency Notice to the Proponent explained that the Proponent must prove its eligibility to submit a proposal by submitting to the Company a written statement from the "record" holder of the Proponent's securities verifying that, at the time the Proponent submitted the Shareholder Proposal, the Proponent held the requisite number of shares for the requisite period of time, referred to the Staff's guidance under SLB 14F, stated in detail the deficiencies in the Amalgamated Letter (thereby making it clear as to how the shareholder could remedy the deficiencies), included a link to a current list of DTC participants and indicated that a response had to be submitted no later than 14 calendar days from the Proponent's receipt of the Deficiency Notice. Thus, the Company's Deficiency Notice provided the Proponent with all relevant information in a timely manner as called for under Rule 14a-8 and the Staff's guidance.

The Staff has consistently permitted companies to omit shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(l) when insufficient proof of proper ownership is submitted by a



FOLEY & LARDNER LLP

proponent. *See, e.g., The Procter & Gamble Company* (July 10, 2013) (concurring with the exclusion of a proposal where the proponent failed to respond to a request for documentary support indicating that the proponent had satisfied the minimum ownership requirement under Rule 14a-8(b)); *H&R Block, Inc.* (June 13, 2013) (same); *Discovery Laboratories, Inc.* (April 11, 2013) (same); *CBS Corp.* (March 7, 2013) (same); and *Ball Corporation* (Dec. 17, 2012) (same).

As in the above examples, the Proponent failed to provide sufficient documentary evidence of ownership of shares of the Company's common stock, either with the Shareholder Proposal submission or in response to the Company's timely Deficiency Notice, and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Shareholder Proposal. Accordingly, it is our opinion that the Company may exclude the Shareholder Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1), and we ask for the Staff's concurrence.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me by phone at (414) 297-5678 or by email at pgquick@foley.com.

Very truly yours,



Patrick G. Quick

Attachments

cc: Paul J. Jones
Stephen W. Boettinger
Harley-Davidson, Inc.
Douglas J. McCarron (w/attachments – via Federal Express)
United Brotherhood of Carpenters Pension Fund
Mr. Ed Durkin (w/attachments – via email and Federal Express)
United Brotherhood of Carpenters

Exhibit A

(See attached)



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 414-343-4621]

November 8, 2014

Paul J. Jones
Secretary
Harley-Davidson, Inc.
3700 W. Juneau Avenue
Milwaukee, WI 53208

Dear Mr. Jones:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Harley-Davidson, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 2,804 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Harley-Davison Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Harley-Davidson is a Wisconsin corporation. Pursuant to Wisconsin corporation law, directors are elected by a plurality vote unless another standard is provided in a company's articles of incorporation. Harley-Davidson presently has a plurality vote standard for director elections. We believe that the Board should initiate the appropriate steps to establish a majority vote standard in uncontested director elections in order to provide shareholders a meaningful role in these important elections

The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. The Company's current plurality standard is not well-suited for the typical director election that involves only a management slate of nominees running unopposed. Under these election circumstances, a board nominee is elected with as little as a single affirmative vote, even if a substantial majority of the "withhold" votes are cast against the nominee. So-called "withhold" votes simply have no legal consequence in uncontested director elections. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

In recent years, nearly 87% of the companies in the S&P 500 Index have adopted a majority vote standard in company bylaws, articles of incorporation, or charters. Further, these companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. The Board should take this important first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to adapt its director resignation policy to address the status of an unelected director. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Harley-Davidson.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 414-343-4621]

November 13, 2014

Paul J. Jones
Secretary
Harley-Davidson, Inc.
3700 W. Juneau Avenue
Milwaukee, WI 53208

RE: Shareholder Proposal Record Letter

Dear Mr. Jones:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 2,804 shares of Harley-Davidson, Inc. ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Harley-Davidson, Inc. stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin

Exhibit B

(See attached)



Harley-Davidson, Inc.
Mailing address:
3700 W. Juneau Avenue, Milwaukee, Wisconsin 53208

November 27, 2013

VIA FEDERAL EXPRESS, FAX (202-547-8979) & E-MAIL at edurkin@carpenters.org

Mr. Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

On November 14, 2013, Harley-Davidson, Inc. (the "Company") received a shareholder proposal and supporting statement from Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") entitled: "Director Election Majority Vote Standard Proposal" (such proposal and supporting statement together, the "Proposal"). Subsequently, on November 19, 2013, the Company received a letter (the "Amalgamated Letter") from Amalgamated Bank of Chicago ("Amalgamated") indicating that it serves as the corporate co-trustee and custodian for the Fund and that it is a record holder of 2,804 shares of the Company's common stock held for the benefit of the Fund. The cover letter accompanying the Proposal indicates that all communications relating to the Proposal should be directed to your attention. We appreciate Mr. McCarron's and the Fund's interest in the Company, as we value the feedback of our shareholders and take seriously their input.

Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), outlines the legal requirements and framework pursuant to which a shareholder may submit such a proposal. As described below, the Fund has failed to provide sufficient evidence that it satisfies the eligibility requirements set forth in Rule 14a-8(b) that a shareholder must meet to be eligible to submit a proposal. This deficiency means that the Company will not include the Proposal in the Company's proxy materials for its 2014 Annual Meeting of Shareholders unless the applicable requirements are met. Enclosed is a copy of Rule 14a-8 for your information.

Under Rule 14a-8(b), to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date the shareholder submitted the proposal and continue to hold such securities through the date of the company's annual meeting. If the eligibility requirements under Rule 14a-8(b) are not met, then, under Rule 14a-8(f), the company to which the proposal was submitted may exclude the proposal if that company follows certain procedures.

Mr. McCarron's cover letter accompanying the Proposal (the "Fund Letter") indicates that the Fund has sufficient share ownership to satisfy the requirements of Rule 14a-8(b). But, the Fund Letter acknowledges that the Fund is merely a beneficial owner of sufficient shares. Indeed, neither the Company's records nor its transfer agent's records indicate that the Fund is a registered holder of the Company's securities. Under Rule 14a-8(b)(2), if the Fund is not the registered holder of its securities, then the Fund must prove its eligibility to submit a proposal by submitting to the Company a written statement from the "record" holder of the Fund's securities verifying that, at the time the Fund submitted the Proposal, the Fund continuously held the requisite amount of Company stock since at least November 14, 2012 (the date that is one year prior to the date the Fund submitted the Proposal). The Fund Letter states: "The record holder of the stock will provide the appropriate verification of the

Fund's beneficial ownership by separate letter." The Amalgamated Letter indicates that the Fund has sufficient share ownership to satisfy the requirements of Rule 14a-8(b) on the basis of the fact that Amalgamated "is the record holder for 2,804 shares." However, contrary to the statement in the Amalgamated Letter, neither the Company's records nor its transfer agent's records indicate that Amalgamated is a registered holder of the Company's securities. Accordingly, it is the Company's view that the Amalgamated Letter does not prove the Fund's eligibility to submit a proposal. It may be that it was the intention of the Fund and Amalgamated for Amalgamated to prove the Fund's eligibility in reliance on guidance from the SEC that allows a Depository Trust Company ("DTC") participant or an affiliate of a DTC participant to confirm the Fund's beneficial ownership on the basis of securities that are deposited at DTC. However, the Amalgamated Letter does not identify Amalgamated as a DTC participant or an affiliate of a DTC participant, and it does not state that the securities that would enable the Fund to satisfy the eligibility requirements are on deposit with DTC. For your information, as of the date of this letter, a list of DTC participants can be obtained at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Under Rule 14a-8(f), a response to this letter that corrects the deficiencies described in this letter must be postmarked, or transmitted electronically, **no later than 14 days from the date you receive this letter**, to me at the address listed on the letterhead. If the deficiencies described in this letter are adequately corrected in the response sent by that date, then the Company will consider the substance of the Proposal at that time. Please note that, even if the Fund provides adequate and timely proof of ownership, the Company may still seek to exclude the Proposal from its proxy materials on other grounds in accordance with Rule 14a-8.

If you or Mr. McCarron have any questions concerning this letter, please do not hesitate to contact me at (414) 343-8003. Please also note that you had an incorrect fax number. The correct fax number is (414) 343-4189.

Once again, we appreciate Mr. McCarron's and the Fund's interest in Harley-Davidson.

Very truly yours,



Stephen W. Boettinger
Assistant General Counsel and Assistant Secretary

Enclosure

cc: Paul J. Jones
Vice President, General Counsel and Secretary

Douglas J. McCarron (via Federal Express)
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Quick, Patrick G.

From:	Ramsay-Drow, Mary <Mary.Ramsay-Drow@harley-davidson.com> on behalf of Boettinger, Stephen <Stephen.Boettinger@harley-davidson.com>
Sent:	Wednesday, November 27, 2013 10:08 AM
To:	edurkin@carpenters.org
Cc:	Jones, Paul; Boettinger, Stephen; Quick, Patrick G.; Kulow, Ann
Subject:	Harley-Davidson Shareholder Proposal
Attachments:	Letter to Ed Durkin, Shareholder Proposal Response.pdf
Importance:	High

Attached please find the response of Harley-Davidson, Inc. to the shareholder proposal that the Company received on November 14, 2013.

Stephen W. Boettinger
Assistant General Counsel and Assistant Secretary



Harley-Davidson Motor Company

3700 W. Juneau Avenue, Milwaukee, WI 53208
414-342-4680

To:	Ed Durkin	**Date:**	November 27, 2013
Company Name:	United Brotherhood of Carpenters	**Fax:**	202-547-8979

From:	Stephen W. Boettinger	**Fax:**	414-343-4189
		Telephone:	414-343-8003
Total Number of Pages: (including cover sheet)	9		

Subject: Harley-Davidson Shareholder Proposal

Attached please find the response of Harley-Davidson, Inc. to the shareholder proposal that the Company received on November 14, 2013

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